SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 1

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Energy Ventures Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16938B 10 8
(CUSIP Number)

July 7, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Yang, Daming N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
N/A
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,323,750*
	8.	SHARED VOTING POWER
-0-
	9.	SOLE DISPOSITIVE POWER
3,323,750*
	10	SHARED DISPOSITIVE POWER
-0-
*Includes 1,400,000 shares issuable upon exercise of options
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,323,750* *Includes 1,400,000 shares issuable upon exercise of options
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.8%
14.	TYPE OF REPORTING PERSON*
IN

Item 1.

Security and Issuer.

This filing relates to the common stock of China Energy Ventures Corp., whose principal executive offices are located at 1003, W2, Oriental Plaza, 1 East Chang An Avenue, Dong Chen District, Beijing, China.

Item 2.

Identity and Background.

This statement is filed by Daming Yang, an individual (“Reporting Person”), whose principal offices are located at 1003, W2, Oriental Plaza, 1 East Chang An Avenue, Dong Chen District, Beijing, China.

The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.

Source and Amount of Funds or Other Considerations.

The Reporting Person acquired 1,923,750 shares of the Company’s Common Stock on June 8, 2000 as part of a share exchange in connection with the Company acquiring the outstanding shares of China Broadband (BVI) Corp.  The Reporting Person acquired 1,400,000 options to purchase shares of the Company’s Common Stock as partial compensation for his services as the Company’s President and sitting as a member of the Company’s board.

Item 4.

Purpose of Transaction.

The purpose of the transaction in the stock is investment.  The Reporting Person has no personal proposals which relate to or would result in the acquisition or disposition of any additional securities of the Company, an extraordinary corporate transaction, a sale or transfer of any material assets of the Company or any of its subsidiaries, any change in the present board of directors or management of the Company, or any other change to the Company’s present capitalization, dividend policy, business, corporate structure, charter, by-laws, related instruments, or change causing the Company’s common stock to cease to be authorized to be quoted on the Over-the-Counter-Bulletin-Board.

Item 5.

Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person beneficially owns 1,400,000 options to purchase shares of the Company’s Common Stock which are exercisable within the next 60 days.

As of the date hereof, the Reporting Person beneficially owns 1,923,750 shares of the Company's Common Stock, comprising 3.4% of the issued and outstanding Common Stock of the Company.  The percentage used herein is calculated based upon the 56,344,460 issued and outstanding shares of Common Stock of the Company. The Reporting Person has sole voting and dispositive powers with respect to 1,923,750 shares of Common Stock which he owns.

In the sixty days prior to the date of this filing, the Reporting Person did not engage in any transactions involving the Company’s common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 21, 2002, the Reporting Person received a grant of a stock option in the amount of 2,100,000 shares with an exercise price of $0.05 per share.  One third of the option vested upon granting with each successive third vesting on the first and second anniversary of the grant.  The option expires on October 21, 2007.

On July 1, 2004, the Reporting Person and the Issuer entered into a consulting agreement under which the Reporting Person is paid a consulting fee of $5,000.00 per month for his services.  The Reporting Person’s brothers, Kai Yang and Wei Yang are major shareholders of the Company and Wei Yang sits on the boards of three of the Company’s subsidiaries.  The Reporting Person sits on the board of directors of all of the Company’s subsidiaries.

Item 7.

Material to be Filed as Exhibits.

Exhibit	Description
1 [1]	Stock Option Agreement Number 61 between the Company and Daming Yang

(1)	Previously filed on Schedule 13D on March 18, 2004

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2004
(Date)
/s/ Thomas Milne
(Signature)
Thomas Milne – Attorney-in-Fact
(Name/Title)